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Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3184 Fax

May 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:     David L. Orlic

Re:	Golub Capital Direct Lending Unlevered LLC
Amendment No. 1 to Registration Statement on Form 10
File Nos. 000-56411 and 814-01505

Ladies and Gentlemen:

Golub Capital Direct Lending Unlevered Corporation, a Maryland corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 000-56411) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated May 2, 2022, from David L. Orlic of the Staff to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund, relating to the Registration Statement. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

General Accounting Comments

1.	Please explain to us whether the fund has entered into or intends to enter into any warehousing transaction for purposes of establishing the initial portfolio. We may have additional comments based on the response.

Response:

The Fund confirms it has not and does not intend to enter into any warehousing transaction for purposes of establishing an initial portfolio of investments.

David L. Orlic May 16, 2022 Page 2

2.	Please explain to us how the fund intends to account for any organization and offering costs incurred, including references to any applicable sections of U.S. GAAP.

Response:

For accounting purposes, the Fund is operated as a continuously-offered fund. The Fund respectfully submits that organization costs will be expensed as incurred and as described in the audited financial statements included in Amendment No. 1, GC Advisors elected to incur the organization costs on behalf of the Fund through the initial closing on April 1, 2022. The Fund respectfully submits that offering costs are recognized as a deferred charge and amortized to expense over 36 months on a straight-line basis from April 1, 2022, the date when the Fund’s operations began. The Fund acknowledges that this amortization schedule is longer than the period indicated under ASC 946-20-25-6 but, for the reasons noted in the following paragraph, determined that the differences in the amortization schedule would not be material to the Fund’s financial statements. The Fund chose the 36-month period primarily because it would require substantially all of the Fund’s investors to bear some portion of the offering costs, rather than putting the expense burden on only those investors who participated in the early closings, which investors will not represent a majority of the Fund’s investors.

The Fund respectfully submits that through April 30, 2022, the Fund incurred approximately $50,000 in offering expenses and expects that number to increase to approximately $375,000 as of the end of the Fund’s fiscal year on September 30, 2022. As of September 30, 2022, the Fund projects to have a net asset value of more than $100 million, which the Fund expects to grow exponentially over the course of its initial 36-months of operations and beyond as the Fund draws down investor capital commitments to purchase common stock in order to make investments in accordance with its investment objectives. The Fund analyzed the difference in amortizing the anticipated $375,000 in offering expenses over a 12-month period and over a 36-month period on a straight-line basis in each case. The difference between such amortization schedules results in a reduction of amortized offering expense to the Fund in the amount of $62,500 per quarter for the four quarters of the twelve-month period ending March 31, 2023. The differences between the two amortization schedules is less than 0.15% of the Fund’s anticipated net asset value as of September 30, 2022, which the Fund determined was not material to its financial statements. The difference as a percentage of the Fund’s net asset value between the two amortization schedules would decrease materially when the Fund’s net asset value increases as anticipated over the Fund’s first 36 months of operations, and, as a result, the Fund determined that the differences in amortization of offering expenses over 36 months will not be material to the Fund’s financial statements.

David L. Orlic May 16, 2022 Page 3

3.	Please explain to us whether the fund intends to include a seed statement of operations. If not, please explain to us the fund’s basis for not including such financial statement.

Response:

The Fund respectfully submits that it does not intend to include a seed statement of operations because the Fund did not have operations prior to the date of the audited financial statements included in Amendment No. 1.

4.	Please note that we may have additional comments on the seed financial statements when they are included in a pre-effective amendment.

Response:

The Fund acknowledges the Staff’s comments.

Golub Capital Direct Lending Unlevered Corporation, page 5

5.	Disclosure in this section states that “unlevered” in the fund’s name is intended to mean that the fund generally expects to be unlevered, except for borrowings on a short-term basis to fulfill working capital needs, and that the fund will not incur leverage to the same extent as is customary for other business development companies. Please replace the phrase “generally expects” with more definitive language, such as “the fund will….”

Response:

As requested, the Fund has revised the disclosure accordingly.

Investment Criteria/Guidelines, page 9

6.	Please include disclosure briefly illustrating some target businesses that provide “insulation from the effects of the COVID-19 pandemic.”

Response:

As requested, the Fund has revised the disclosure to clarify the disclosure regarding businesses that provide “insulation from the effects of the COVID-19 pandemic.”

David L. Orlic May 16, 2022 Page 4

7.	Please further clarify how GC Advisors considers environmental, social and governance considerations including briefly identifying whether ESG integration is applied to all investments, and whether an investment can be made in a company even if it scores poorly on ESG criteria. Also, please consider whether an ESG specific risk is appropriate, and if not, please explain to the staff.

Response:

The Fund respectfully submits that, as disclosed in the Registration Statement, GC Advisors considers environmental, social and governance considerations in the investment decision-making process, in accordance with its ESG policy. Although GC Advisors typically avoids investing in portfolio companies in industries that tend to raise ESG-related risks (e.g., fossil fuel extraction), GC Advisors would not necessarily pass on such investment opportunities solely for ESG reasons. The Fund has revised the disclosure in Amendment No. 1 to clarify that the identification of a material ESG risk, while a factor considered in evaluating investments, is not necessarily determinative in a decision to invest in a potential portfolio company. The Fund respectfully submits that it does not hold itself out to investors as an ESG focused fund and therefore does not believe that additional disclosure with respect to ESG strategies and risks is appropriate and could, potentially, be misleading regarding the weight of various factors considered by the Fund in making its investment decisions.

Underwriting, page 11

8.	Please clarify the final clause (4) appearing in this paragraph, which states “its anticipated strategic value in a downturn) than on profit potential and load pricing.”

Response:

As requested, the Fund has revised the disclosure to clarify the final clause (4) in the Underwriting paragraph.

We are subject to risks relating to our business and structure, page 21

9.	We note the bullet point stating “GC Advisors could make certain investment decisions for the purpose of receiving transaction fees.” Please revise this statement to make it consistent with the fiduciary duties of GC Advisors.

Response:

As requested, the Fund has revised the disclosure in Amendment No. 1 accordingly.

Incentive fee, page 23

10.	Please include a graphic depicting the operation of the incentive fee.

Response:

As requested, the Fund has revised the disclosure in Amendment No. 1 to include the requested graphic depicting the operation of the incentive fee.

David L. Orlic May 16, 2022 Page 5

We operate in a highly competitive market for investment opportunities..., page 46

11.	Please confirm that covenant-lite loans will not be a material investment of the fund.

Response:

While the portion of the Fund’s investments in loans that are described as “covenant-lite” loans may vary depending on market conditions, the Fund has revised Amendment No. 1 to include more detailed disclosures regarding the risks presented by investments in covenant-lite loans.

We could have difficulty paying our required distributions if we recognize income …, page 57

12.	Please confirm that PIK and OID securities will not be a material investment of the fund.

Response:

The Fund confirms that PIK and OID securities will not be a material percentage of the debt investments of the Fund and undertakes to include more detailed disclosures regarding the risks presented by investments in PIK and OID securities should such securities represent at any time a material portion of the Fund’s investment portfolio.

Market Information, page 102

13.	Please make the disclosures required by Item 201(a)(2) of Regulation S-K. See Item 9 of Form 10.

Response:

The Fund respectfully submits that it does not have any common equity that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and has not agreed to register any common equity under the Securities Act for resale and has revised the disclosure under the caption “Market Information” in Amendment No. 1 to include the requested disclosures.

Classified Board of Directors, page 108

14.	With respect to this subsection, and the one entitled “Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws,” please disclose (i) the rationale for adopting these provisions; (ii) the positive and negative effects of these provisions (such as the effect of depriving shareholders of an opportunity of selling their shares at a premium over prevailing market price); and (iii) whether the board of directors or trustees have considered the provisions and determined that they are in the best interest of shareholders.

Response:

The Fund has added disclosure prefacing the above-referenced subsections with additional detail regarding anti-takeover provisions in the MGCL and the Fund’s charter and bylaws, including the rationale for adopting such provisions and the positive and negative effects of such provisions. The Fund has also added disclosure stating that its board of directors has considered these provisions and determined that they are in the best interests of stockholders.

David L. Orlic May 16, 2022 Page 6

Control Share Acquisitions, page 109

15.	Please revise disclosure in the last paragraph of this section to indicate that the board of directors can amend the bylaws without shareholder approval.

Response:

As requested, the Fund has revised the disclosure cited in the comment in Amendment No. 1 to disclose that its board of directors can amend the bylaws without stockholder approval.

Exhibit 3.2 - Bylaws

16.	We note Article XIV of the Bylaws, entitled “Exclusive Forum for Certain Litigation.” Please revise this provision to state that it does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the registration statement the existence of this provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response:

As requested, the Company intends to seek the approval of its board of directors in order to revise its bylaws to clarify that the exclusive forum provision does not apply to claims arising under the federal securities laws and the Fund has revised the disclosure in Amendment No. 1 to state that the exclusive forum provision exists and the corresponding risks of such a provision.

* * * * * * * * * *

David L. Orlic May 16, 2022 Page 7

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3395 (or by email at matthew.carter@dechert.com) or Thomas J. Friedmann by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:          David B. Golub, Golub Capital Direct Lending Unlevered Corporation

Christopher C. Ericson, Golub Capital Direct Lending Unlevered Corporation

Joshua M. Levinson, Golub Capital Direct Lending Unlevered Corporation

Thomas J. Friedmann, Dechert LLP